EXHIBIT 12.1

ICAHN ENTERPRISES L.P. AND SUBSIDIARES
RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
(Loss) income from continuing operations before income taxes, income (loss) from equity investees and non-controlling interests	$(682)	$2,300	$646	$1,804	$761
Fixed charges	885	595	607	522	472
Distributed income of equity investees	25	33	31	16	43
Total Earnings	$228	$2,928	$1,284	$2,342	$1,276

Fixed Charges:
Interest expense	$847	$560	$572	$490	$445
Estimated interest within rental expense	38	35	35	32	27
Total Fixed Charges	$885	$595	$607	$522	$472

Ratio of earnings to fixed charges	n/a	4.9	2.1	4.5	2.7
Dollar shortfall	$657	n/a	n/a	n/a	n/a